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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

         For the Year Ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee Required)


                         COMMISSION FILE NUMBER: 0-20135


                         INTERMEDIA COMMUNICATIONS INC.
             (Exact name of registrant as specified in its charter)



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Intermedia Communications Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Intermedia Communications Inc.
                               One Intermedia Way
                              Tampa, FL 33647-1752
                                 (813) 829-0011



                              REQUIRED INFORMATION

Intermedia Communications Inc. 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Required information includes financial statements and schedule for the Plan prepared in accordance with ERISA reporting requirements.






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                        REPORT OF INDEPENDENT ACCOUNTANTS

June 27, 2001


To the Plan Administrators
of the Intermedia Communications Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Intermedia Communications Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Intermedia Communications Inc. 401(k) Profit Sharing Plan as of December 31, 1999 were audited by other auditors whose report dated June 26, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Intermedia Communications Inc. 401(k) Profit Sharing Plan as of December 31, 2000 and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Dowell and Perez, P.A.

Certified Public Accountants
Tampa, Florida




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                         INTERMEDIA COMMUNICATIONS INC.
                           401(K) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                            December 31
                                        2000          1999
                                    -------------------------
ASSETS

Investments                         $58,627,135   $65,937,412

Contributions receivable                728,772     1,225,175
                                    -------------------------

Net assets available for benefits   $59,355,907   $67,162,587
                                    =========================



                 The accompanying Notes to Financial Statements
              are an integral part of these financial statements.






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

                         INTERMEDIA COMMUNICATIONS INC.
                           401(K) PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS TO NET ASSETS

Additions to net assets attributed to:
   Investment income:
     Net depreciation in fair value of investments     $(20,846,612)
     Interest and dividends                               3,555,941
                                                       ------------
                                                        (17,290,671)
                                                       ------------
   Contributions:
     Participants                                        18,054,610
     Employer                                             5,634,919
                                                       ------------
                                                         23,689,529
                                                       ------------
    Other                                                     1,128
                                                       ------------
Total additions to net assets                             6,399,986
                                                       ------------

DEDUCTIONS FROM NET ASSETS

Deductions from net assets attributed to:
   Benefits paid to participants                          9,316,575
   Transfers out to Digex plan                            4,672,020
   Other                                                    218,071
                                                       ------------
Total deductions from net assets                         14,206,666
                                                       ------------
Net decrease in assets available for benefits            (7,806,680)

Net assets available for benefits, beginning of year     67,162,587
                                                       ------------
Net assets available for benefits, end of year         $ 59,355,907
                                                       ============


                 The accompanying Notes to Financial Statements
              are an integral part of these financial statements.




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

                         INTERMEDIA COMMUNICATIONS INC.
                           401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN:

The following description of the Intermedia Communications Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of Intermedia Communications Inc. and affiliated companies (collectively, the Company) who have at least three months of service and are age twenty-one or older, with the exception of those employees whose employment is governed by a collective bargaining agreement or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1999, all participants of the Digex, Incorporated (Digex) 401(k) Profit Sharing Plan became eligible to participate in the Plan. Digex is a majority-owned subsidiary of the Company. Employees previously making salary reduction contributions under a 401(k) plan sponsored by Digex began to make salary deferrals into the Plan unless such participants elected to change or cease making such contributions.

Effective April 1, 2000, the Company added the investment option of Digex common stock to the plan.

Effective July 1, 2000, the Company transferred the investments and participants of Digex to the newly formed Digex, Incorporated 401(k) Plan.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation up to certain amounts, as defined in the plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans, subject to regulations of the Plan. The Company contributes 50% of the first 7% of compensation that a participant contributes to the Plan with the option of making all or any portion of its matching contribution in employer stock. Additional contributions may be contributed at the option of the Company's board of directors.



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

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is incrementally vested over three years of credited service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in percentage increments in any of sixteen investment options. Participants may change their investment options daily.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% or the participant's vested account balance. Loan terms range from 1 to 5 years, except in the case of a loan used to acquire a principal residence of the participant, in which case, the repayment period may exceed five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest are paid ratably through payroll deductions no less frequently than quarterly over the term of the loan.

PAYMENT OF BENEFITS

Participants are entitled to receive a distribution of their vested account in the Plan upon any of the following: termination of employment; retirement, death or disability; termination of the Plan, without the establishment of a successor plan; the Company's sale to an unrelated corporation of the business in which participant is employed; upon request after reaching age 59 1/2. Participants may elect payment in the form of a lump sum payment or various forms of annuity payments. As of December 31, 2000 and 1999, participants elected distributions in the amount of $209,401 and $128,164, respectively, that had not yet been paid.



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PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

All investments, other than loans to participants, are stated at fair value which equals the quoted market price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.




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NOTE 3 - INVESTMENTS:

The Plan's investments were held and administered by Putnam Fiduciary Trust Company beginning July 1, 1998.

During 2000, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                                        Total Net
                                                     Depreciation in
                                                      Fair Value of
                                                       Investments
                                                       ------------
         Putnam Mutual Funds                           $(12,042,648)
         Intermedia Communications Inc. Common Stock     (7,038,403)
         Digex, Incorporated Class A Common Stock        (1,765,561)
                                                       ------------
                                                       $(20,846,612)
                                                       ============

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                      December 31
                                                  2000          1999
                                              ---------------------------
         Putnam Growth Opportunities Fund      $14,872,778   $22,059,886
         Putnam Money Market Fund                6,487,763     6,481,083
         The Putnam Fund for Growth & Income     5,959,968     5,029,774
         Putnam New Opportunities Fund           5,894,331     6,419,237
         Putnam Capital Appreciation Fund        5,539,061     6,547,765
         Putnam Equity Income Fund               3,899,628     3,398,506
         Putnam International Growth Fund        3,098,182             *
         Putnam International Voyager            3,015,726             *

* Investment was not greater than 5%.



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NOTE 4 - TAX STATUS:

The Company has received a determination letter from the Internal Revenue Service dated June 2, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter and has applied for a new determination letter which it has not yet received. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 5 - ADMINISTRATIVE EXPENSES:

The Company pays for all administrative costs on behalf of the Plan. These costs may include third-party administration fees, legal fees, audit fees, and investment fees, among others. Fees for administrative services are based upon reasonable and customary rates.

NOTE 6 - SUBSEQUENT EVENTS:

On June 19, 2001, the stockholders of the Company voted to approve and adopt the Agreement and Plan of Merger by and among Intermedia, WorldCom, Inc., and a wholly-owned subsidiary of WorldCom, as amended by the First Amendment to the Agreement and Plan of Merger and the Second Amendment to the Agreement and Plan of Merger dated as of February 15, 2001 and May 14, 2001, respectively. The merger is expected to become effective on July 1, 2001.

Per the terms of the Merger Agreement, the Company's common stockholders will receive one share of WorldCom, Inc. - WorldCom group stock and 1/25 of a share of WorldCom, Inc. - MCI group stock for each share of the Company's common stock they own at the completion of the merger. Holders of the Company's preferred stock, other than the Company's series B preferred stock, will receive newly issued shares of WorldCom preferred stock for the shares of the Company's preferred stock they own at the completion of the merger. The new WorldCom preferred stock will have terms that are substantially similar to the terms of the Company's preferred stock. Shares of the Company's series B preferred stock will remain outstanding as preferred stock of the Company following the merger.




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                         INTERMEDIA COMMUNICATIONS INC.
                           401(K) PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000

                        E.I.N: 69-2913586, PLAN NO.: 001
                               SCHEDULE H, LINE 4I

                                              (c) Description of Investment,
                                             Including Maturity Date, Rate of
 (a) (b) Identity of Issue, Borrower,         Interest, Collateral, Par or
           Lessor or Similar Party                   Maturity Value            (d) Cost    (e) Current Value
----------------------------------------------------------------------------------------------------------------------------
  *  Putnam Growth Opportunities Fund                  Mutual Fund                            $ 14,872,778

  *  Putnam Fund for Growth & Income                   Mutual Fund                               5,959,968

  *  Putnam New Opportunities Fund                     Mutual Fund                               5,894,331

  *  Putnam Capital Appreciation Fund                  Mutual Fund                               5,539,061

  *  Putnam Equity Income Fund                         Mutual Fund                               3,899,628

  *  Putnam International Growth Fund                  Mutual Fund                               3,098,182

  *  Putnam International Voyager Fund                 Mutual Fund                               3,015,726

  *  Putnam Diversified Income Trust                   Mutual Fund                               1,400,327

  *  Putnam Vista Fund                                 Mutual Fund                                 903,504

  *  Putnam OTC and Emerging Growth Fund               Mutual Fund                                 666,944

  *  S&P 500 Fund                                Common/Collective Trust                           424,030

  *  Putnam Investors Fund                             Mutual Fund                                 222,234

  *  Intermedia Communications Inc.                   Common Stock                               2,452,153

  *  Digex, Incorporated                          Class A Common Stock                           1,418,522

  *  Putnam Fiduciary Trust Company                 Money Market Fund                            6,487,763

     Participant Loans                          Participant loans, 9.0% -
                                                 10.5%, various maturities                      2,371,984
                                                                                              ------------
                                                                                              $ 58,627,135
                                                                                              ============

* Party-in-interest.

Note: Cost information has not been included in column (d) because all investments are participant directed.





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                                  EXHIBIT INDEX



Number                              Exhibit
------                              -------

23.1              Consent of Dowell & Perez P.A., Independent Auditors.








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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: June 29, 2001


                                    INTERMEDIA COMMUNICATIONS INC.
                                        401 (K) Plan
                                       (Name of Plan)



                                    By: /s/ Michael J. Randels
                                       -----------------------------------------
                                    Michael J. Randels
                                    Vice President- Human Resources









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